UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

________________________

CAPSTONE GREEN ENERGY CORPORATION

(Exact name of registrant as specified in its charter)

________________________

Delaware	001-15957	95-4180883
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification No.)

16640 Stagg Street,
Van Nuys, California	91406
(Address of principal executive offices)	(Zip Code)

Name: Frederick S. Hencken IIIPhone: (818) 734-5300

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

In accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, and Form SD, Capstone Green Energy Corporation (the “Company”) has filed a Conflict Minerals Report, which is included as Exhibit 1.01 to this Form SD. A copy of the Company’s Conflict Minerals Report is publicly available at www.capstonegreenenergy.com/about.

Item 1.02 Exhibit

The Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report of Capstone Green Energy Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CAPSTONE GREEN ENERGYCORPORATION
(Registrant)

Date: May 28, 2021	By:	/s/ Frederick S. Hencken III
Frederick S. Hencken III Chief Financial Officer